SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No   ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated March 27, 2020.

Buenos Aires, March 27, 2020.

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re:     Changes in the composition of YPF S.A.’s

(“YPF”) Board of Directors – New composition of

the Audit Committee

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23, section 8, Chapter VI of the ByMA Listing Regulations, in order to inform you of the changes to YPF’s Board of Directors.

In that regard, we inform you that at its meeting held on March 27, 2020 the Company’s Board of Directors considered and decided to accept the resignation of Messrs. Miguel Ángel Gutiérrez, Daniel Gustavo Montamat and Carlos Alberto Felices, as Directors for Class D shares, strictly for personal reasons.

According to the provisions set forth in article 258 of the Ley General de Sociedades 19,550 and article 13 of YPF’s bylaws -Vacancies-, the members of the Supervisory Committee for Class D shares appointed Messrs. Héctor Pedro Recalde, Celso Alejandro Jaque, and Ramiro Gerardo Manzanal, as Directors for Class D shares by virtue of the abovementioned vacancies, until the election of new directors by the Shareholders’ Meeting.

On the other hand, at the same meeting, the Board of Directors of the Company approved the new composition of the Audit Committee, which is composed as follows: President: Ramiro Manzanal, Full Members: Pedro Martín Kerchner Tomba and Arturo Carlos Giovenco. Financial Expert: Pedro Martín Kerchner Tomba.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 27, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer